1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

April 4, 2023

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: PIMCO Funds (the “Registrant”)

File Nos. 033-12113; 811-05028

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 345 (“PEA 345”) to the Registrant’s registration statement under the Securities Act of 1933 (the “1933 Act”), as amended, and Amendment No. 493 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on February 10, 2023. PEA 345 was filed to register Class C shares of the PIMCO TRENDS Managed Futures Strategy Fund, an existing series of the Registrant (the “Fund”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 345. All references to “Fund” refer only to the Fund, unless noted otherwise.

Prospectus

Comment 1: Please add the EDGAR Class IDs for all share classes of the Fund since PEA 345 amends the registration statement for all classes of the Fund.

Response: As noted in the explanatory note to PEA 345, PEA 345 was filed solely for the purpose of registering Class C shares for the Fund. Class C shares for the Fund were added to the Fund’s existing statutory Prospectus and Statement of Additional Information (“SAI”) for administrative convenience in lieu of creating a standalone prospectus or SAI to register Class C shares of the Fund. PEA 345 did not amend the registration statement for any other series or classes of the Registrant. Accordingly, none of the Registrant’s other EDGAR series and class identifiers were included as part of PEA 345, and the Registrant respectfully declines to amend PEA 345 to include the other class IDs of the Fund.

Anu Dubey April 4, 2023 Page 2

Comment 2: The Prospectus cover page includes a date of “August 1, 2022 (as supplemented [ ], 2023).” As required by Rule 423 under the 1933 Act and General Instruction C.3(e) of Form N-1A, please revise the date on the Prospectus cover page with a single date that is approximately the date that the amended Prospectus will become effective.

Response: Registrant acknowledges the Staff’s request to date any prospectus and SAI included in post-effective amendments to its registration statement as of the date the amendment will become effective. As noted above, the sole purpose of PEA 345 was to register Class C shares of the Fund. In lieu of creating a standalone new prospectus and SAI solely for the addition of Class C shares of the Fund, the Registrant updated the existing Prospectus and SAI for the Fund, dated August 1, 2022, to add the share class. The definitive post-effective amendment for this purpose is expected to be filed and effective on or about April 11, 2023 (“PEA 349”). If effective on that date, the Prospectus in PEA 349 will be dated “August 1, 2022 (as supplemented April 11, 2023).” Just as in PEA 345, the Prospectus and SAI in PEA 349 will include the existing classes of the Fund in addition to the Class C shares of the Fund for which PEA 345 was filed, and PEA 349 will be filed under the Class C identifier for the Fund only and not all of the other classes that are included in the Prospectus and SAI. This is being done for administrative convenience in recognition of the fact that the Registrant intends to offer Class C shares of the Fund, together with other classes of the Fund, in the existing August 1, 2022 Prospectus and SAI, not in a new standalone prospectus and an SAI dated on or about April 11, 2023.

An alternative approach would have been to draft and file a new standalone prospectus and an SAI solely for Class C shares of the Fund, via a post-effective amendment dated on or about April 11, 2023, or such later effective date that may be designated through a subsequent post-effective amendment filing, and immediately supersede that filing with a 497 filing incorporating the newly effective class of the Fund within the existing August 1, 2022 Prospectus and SAI with a dating convention of “August 1, 2022 (as supplemented April 11, 2023).” In other words, we could create two different sets of prospectuses and SAIs, one of which would be used solely for PEA 349 and then discarded, the other used for a subsequent 497 filing and actual delivery to shareholders. We respectfully assert that such alternative approach would have created substantial administrative burdens and costs for no discernible benefit, solely to ensure that the Prospectus and SAI within PEA 349 were dated in technical conformance with Rule 423. For these reasons, we respectfully assert that the dating convention used in PEA 345 is appropriate as is.

Comment 3: If the Fund expects to derive its returns principally from swaps, please add a footnote to the fee table disclosing estimated costs of investing in swaps and state that embedded swap costs are indirect fund expenses that are not included in the fee table or expense example.

Anu Dubey April 4, 2023 Page 3

Response: The Registrant respectfully submits that it is not aware of any requirement in Form N-1A that would require the requested disclosure.

Comment 4: Please remove footnote 1 to the Fund’s fee table. Such information is neither permitted nor required in the Fund’s fee table. See General Instruction C(3)(b) to Form N-1A.

Response: The Registrant has reviewed this footnote in light of the Staff’s comment and has already consolidated interest expense-related footnotes into a single footnote to the Fund fee table, consistent with the Staff comment provided to the 2016 annual update of the Registrant’s registration statement.1 However, the Registrant respectfully declines to remove the footnote in its entirety. The Registrant’s response, set forth below, is the same as the response provided to similar comments to several prior post-effective amendments of PIMCO-advised registrants.2

To the extent the Fund enters into certain investments, such as reverse repurchase agreements or short sales, the Fund incurs interest expense. Interest expense is required to be treated as an expense of the Fund for accounting purposes,3 but the amount of interest expense, if any, will vary from year to year with the Fund’s use of such investments as an investment strategy.

Unlike many other fund complexes, the Fund has a “unified fee” structure wherein the Fund pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Fund. This unified fee is comprised of the investment advisory fee and supervisory and administrative fee as described in the Fund’s statutory prospectuses and disclosed in the combined “Management Fees” line item of the fee table. Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the Fund, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services

[1]

See, e.g., Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Funds’ Post-Effective Amendment No. 284, at comment 2 (Aug. 11, 2016).

[2]

See, e.g., Letter from Adam T. Teufel to Anu Dubey, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Funds Post-Effective Amendment No. 292, at comment 3 (Nov. 14, 2018); Letter from Adam T. Teufel to Anu Dubey, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Funds Post-Effective Amendment No. 311, at comment 5 (Feb. 27, 2019).

[3]

See Fin. Accounting Standards Bd. Accounting Standards Codification 946-225-45-3 (requiring investment companies to report interest expense separately when calculating net assets for purposes of the fund’s statement of operations).

Anu Dubey April 4, 2023 Page 4

under more or less a fixed fee. Accordingly, the Registrant believes that investors have come to expect a total expense ratio from year to year that is generally fixed.

There are, however, certain expenses the Fund does bear that are not covered under the unified fee structure that may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the fee table, is the Fund’s interest expense. As interest expense may vary, causing the Fund to disclose a different total expense ratio from year to year, the Registrant believes that failure to include an explanation for this variance may create investor confusion. The Registrant believes explanatory footnotes appropriately placed where they are most likely to be read by investors (i.e., immediately adjacent to the fee table and expense ratio) are helpful and informative for the average investor, not confusing or burdensome.

The Registrant notes that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added).4 The SEC further stated that the “prospectus summary section is intended to provide investors with streamlined disclosure of key mutual fund information at the front of the statutory prospectus, in a standardized order that facilitates comparisons across funds” (emphasis added).5 The Registrant agrees. The primary goal of a statutory prospectus summary section should be to provide clear, concise information to facilitate investor comparison of the Fund with other mutual funds. Without the current fee table footnotes describing the Fund’s interest expense and its effect on the Fund’s expense ratios, the Registrant believes the Fund’s fee tables would not adequately facilitate an investor comparison of the Fund’s costs against other mutual funds’ costs as investors will not have the context in which to accurately make such a comparison. Because the Fund has a unique unified fee structure as described above, what comprises “Other Expenses” for the Fund is likely very different from what comprises “Other Expenses” for other mutual funds. Therefore, the impact of “Other Expenses” on the Fund’s total expense ratio from year to year as compared to other mutual funds’ expense ratios is likely to be quite different. For example, because the Fund does not include any routine servicing or administrative expenses under “Other Expenses,” as such expenses are covered by the unified fee, any “Other Expenses” reflect non-routine activities such as interest expense accrued as a result of discretionary investment activities. Since the unified fee structure renders “Other Expenses” a non-routine line item for the Fund, investors in the Fund have reasonably come to expect that the total expense ratio of the Fund is often the unified fee plus any share class-specific fixed expenses (such as 12b-1 fees). Thus, without the footnotes to explain the non-routine instances where the Fund needs to disclose “Other Expenses,” investors may not

[4]	Summary Prospectus Adopting Release at 31.

[5]	Id. at 16-17.

Anu Dubey April 4, 2023 Page 5

understand that the Fund operates under a unified fee structure, as they may mistakenly assume that such “Other Expenses” are expenses that are in fact covered by the unified fee. This is particularly true under the “summary prospectus” paradigm where the statutory prospectus is not required to be sent unless the investor requests it and detailed information about the unified fee structure is only included in the statutory prospectus. Accordingly, the Registrant believes an investor could be unaware of the Fund’s unified fee structure unless the Fund includes explanatory footnotes in the summary prospectus. The Registrant believes deleting these footnotes would cause its fee tables to fall short in meeting the SEC’s objective of providing clear, concise, standardized information to facilitate cost comparisons across different mutual funds because the Registrant’s unified fee structure is unique as compared to most other mutual funds.

Thus, as General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the [Fund] and prospective investors,” the Registrant believes it is “effective communication” within the meaning of the General Instruction to include a limited number of footnotes as part of the table to clearly communicate the nature and amount of the Funds’ interest expense, where applicable, including why interest expense is incurred and that interest expense may vary from year to year (i.e., that it is not a fixed fee or expense, like the other line items in the Fund’s fee table). The Registrant believes the failure to do so may result in investors not otherwise understanding why the Fund’s total expense ratio may differ, sometimes substantially, each year largely as a function of interest expense. Moreover, the inclusion of the interest expense footnote, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the interest expense footnotes provide helpful, clarifying information for investors.

Comment 5: In footnote 3 to the Fund’s fee table, please disclose that the Adviser may recoup certain waived and/or reimbursed expenses in future periods, and the terms of such recoupment, if applicable.

Response: The Registrant confirms that, under the contractual arrangements for the fee waiver described in footnote 3 to the Fund’s fee table, the Adviser does not have the ability to recoup waivers and reimbursements in future periods. Accordingly, the Registrant believes that no additional disclosure is necessary.

Comment 6: Pursuant to Instruction 3(e) to Item 3 of Form N-1A, a fee waiver may be disclosed in the fee table only if it will be in effect for at least one year from the effective date of the Prospectus. Please delete the disclosure of the fee waiver described in footnote 4 to the Fund’s fee table, and revise the expense example accordingly, since the fee waiver expires less than one year after the effective date of the amended Prospectus.

Anu Dubey April 4, 2023 Page 6

Response: Footnote 4 relates to Class I-3 shares of the Fund. PEA 345 was filed only to register Class C shares of the Fund. Accordingly, PEA 345 did not amend the registration statement for other classes of the Fund included in the Prospectus. Therefore, the Registrant believes that no update to footnote 4 is required.

Comment 7: In footnote 4 to the Fund’s fee table, the Staff notes that PIMCO has contractually agreed to reduce its supervisory and administrative fee for the Fund’s I-3 shares by 0.05%. Please confirm this fee waiver is appropriate under Rule 18f-3 of the 1940 Act and does not result in other share classes subsidizing advisory fees of I-3 shares.

Response: The Registrant confirms that the Fund’s supervisory and administrative fee waiver for the Fund’s Class I-3 shares does not result in a differential advisory fee waiver as such waiver relates to the Fund’s Class I-3 fee for supervisory and administrative services only. As discussed above, the Fund pays two separate contractual fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Fund. One fee is the investment advisory fee, which is borne at equal rates by each class of the Fund, and the other fee is the supervisory and administrative fee, which generally varies by class. The supervisory and administrative fee is unrelated to the advisory services PIMCO provides to the Fund. Each of the two types of contractual fees is described separately in the Fund’s statutory Prospectus and disclosed together in the “Management Fees” line item of the fee table in compliance with Item 3, Instruction (3)(a) of Form N-1A, which provides that “Management Fees” include investment advisory fees, any other management fees payable to the investment adviser or its affiliates, and administrative fees payable to the investment adviser or its affiliates that are not included as “Other Expenses.”

Comment 8: In the “Principal Risks–Leveraging Risk” section, the Fund references reverse repurchase agreements and loans of portfolio securities, but does not include corresponding disclosure in the Principal Investment Strategies. If reverse repurchase agreements and loans of portfolio securities are not part of the Fund’s principal investment strategies, please tailor the risk factor to only reference the types of leverage the Fund will principally engage in.

Response: The Registrant believes that the current disclosure is adequate. The Registrant does not consider reverse repurchase agreements and loans of portfolio securities to be part of the Fund’s principal investment strategies, but notes that reverse repurchase agreements and loans of portfolio securities may contribute to leveraging risk. In addition, the Registrant notes that reverse repurchase agreements are included within the defined term “Fixed Income Instruments,” which is a defined term referenced in the first paragraph of the Fund’s principal investment strategies.

Comment 9: The Fund’s broad-based securities market index is the ICE BofA SOFR Overnight Rate Index (the “Index”). The Staff believes that the Index is not an appropriate broad-based securities market index for the Fund because the Index “tracks the performance of a synthetic asset

Anu Dubey April 4, 2023 Page 7

paying SOFR to a stated maturity” and therefore does not represent an “index” but rather a synthetic single asset. Please replace the Index with an appropriate broad-based securities index for the Fund.

Response: The Registrant respectfully submits that the Index is an appropriate measure against which to compare the Fund’s performance given the Fund’s investment objective to seek positive, risk-adjusted returns, consistent with prudent investment management. As described in the Fund’s principal investment strategies, the Fund seeks to achieve its investment objective by pursuing a quantitative trading strategy intended to capture the persistence of price trends (up and/or down) observed in global financial markets and commodities. The Fund’s principal investment strategy is not tied to a particular index, thus many indexes that may be viewed as more “traditional” (i.e., those indexes that track the performance of a specific basket of securities considered to represent the applicable market relative to a fund’s strategies) may not be “appropriate” for the Fund for performance comparison purposes. However, the Secured Overnight Financing Rate (“SOFR”) is a broad measure of the cost of borrowing cash overnight collateralized by treasury securities that is calculated directly from transaction data in the U.S. Treasury repurchase market and is published by the New York Federal Reserve to serve as a rate upon which other debt transactions can be benchmarked. Item 27(b)(7), Instruction 5 of Form N-1A defines an appropriate index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Registrant believes that the Index meets this definition and notes that several other funds use the Index as their broad-based index against which they measure their performance.

In addition, the Registrant is evaluating whether the Index will remain the Fund’s appropriate broad-based securities market index following the July 24, 2024 compliance date for the SEC’s recent tailored shareholder reports rulemaking.6

Comment 10: Please disclose how a shareholder would know whether the financial firm did not receive any upfront commission and therefore the shareholder would not be subject to a CDSC upon redemption in the “Contingent Deferred Sales Charges – Class A” section on page 22 of the Prospectus. Similarly, disclose how a shareholder would know whether “the Distributor did not pay at the time of purchase the amount it normally would have to the broker-dealer” in the “Reductions and Waivers of Initial Sales Charges and CDSCs” paragraph on page 22 of the Prospectus.

Response: Item 12(a)(2) of Form N-1A requires that a fund “briefly describe any arrangements that result in breakpoints in, or elimination of, sales loads” (emphasis added) and “[i]dentify each class of individuals or transactions to which the arrangements apply and state each different breakpoint

[6]	See Tailored Shareholder Reports for Mutual Funds and Exchange-Traded Funds; Fee Information in Investment Company Advertisement Rule, Release Nos. 33-11125, 34-96158, IC-34731 (Oct. 26, 2022).

Anu Dubey April 4, 2023 Page 8

as a percentage of both the offering price and the net amount invested.” The Registrant believes that the current disclosure in the Fund’s Prospectus appropriately identifies the categories of individuals who may be eligible for a waiver and refers investors to the Fund’s SAI for further details, which includes detailed disclosures regarding waivers of initial sales charges and CDSCs that would not be easily summarized in the Fund’s Prospectus.

Comment 11: The “Characteristics and Risk of Securities and Investment Techniques” section on page 37 of the Prospectus states the “Fund and the Subsidiary may test for compliance with certain investment restrictions on a consolidated basis, except that with respect to their investments in certain securities that may involve leverage the Subsidiary will comply with asset segregation or ‘earmarking’ requirements to the same extent as the Fund.” Please revise this sentence to state that the Fund and Subsidiary will comply with Rule 18f-4 on an aggregate basis. Please further revise the references to asset segregation or earmarking in light of the adoption of Rule 18f-4.

Response: Comment accepted. The disclosure has been updated to state that the Fund will comply with Rule 18f-4 on an aggregate basis with the Subsidiary.

Comment 12: On page 48 of the Prospectus, there is a paragraph discussing bitcoin futures. Please confirm in your response that the Fund does not expect to invest in cryptocurrency or cryptocurrency futures, including bitcoin futures, and assuming the Fund does not so invest, please delete references to bitcoin futures and cryptocurrency since the Fund will not invest in these instruments. However, if the Fund expects to invest a micro-allocation in bitcoin futures, please revise this paragraph to refer only to Chicago Mercantile Exchange (“CME”)-traded, cash-settled bitcoin futures. Also, please confirm in your response that the Fund’s and Adviser’s Codes of Ethics cover bitcoin and bitcoin futures and require pre-clearance of bitcoin and bitcoin futures trading by access persons. The Staff does not define “micro-allocation” for this purpose, but suggests the Fund should apply a reasonable definition. If the Fund may invest in CME-traded, cash-settled bitcoin futures, please confirm in your response the Fund’s investment in such bitcoin futures, as a percentage of Fund assets, as of a recent date, and also provide in your response the Adviser’s judgment as to how much the Fund may invest in such bitcoin futures.

Response: The Registrant confirms that the Fund may invest in CME-traded, cash-settled bitcoin futures and has revised the disclosure to refer specifically to CME-traded, cash-settled bitcoin futures. The Registrant also confirms that the Adviser’s Code of Ethics, which also applies to all officers, employees, associated persons and directors of the Adviser who may be “access persons” or “advisory persons” of the Fund pursuant to the Fund’s Code of Ethics, addresses cryptocurrencies and futures thereon, including applicable pre-clearance requirements. In addition, while the Registrant is not aware of any regulatory requirement to limit the Fund’s investment in

Anu Dubey April 4, 2023 Page 9

CME-traded, cash-settled bitcoin futures to only a “micro-allocation,”7 the Fund will limit its investment in such futures to 3% of Fund assets (measured at notional value). As of December 31, 2022, the Fund’s investment in CME-traded, cash-settled bitcoin futures was 0% of Fund assets.

Comment 13: On the back cover of the Prospectus, revise disclosure that a financial intermediary is “expected to provide” paper copies of shareholder reports with “will provide” such copies. See Rule 30e-3 under the 1940 Act.

Response: The Registrant has revised the disclosure to state the following (new language bold and underlined):

As permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund’s annual and semi-annual shareholder reports will no longer be sent by mail, unless you specifically request paper copies from the Fund or from your financial intermediary, such as a broker-dealer or bank. Instead, the shareholder reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report. Instructions for requesting paper copies will be provided by the Fund or your financial intermediary. Paper copies of the Fund’s shareholder reports are required to be provided free of charge by the Fund or financial intermediary.

SAI

Comment 14: The SAI cover page includes a date of “August 1, 2022 (as supplemented [ ]).” As required by Item 14(a)(4) of Form N-1A, please revise the date on the SAI cover page to match the revised prospectus date per comment 2 above.

Response: The Registrant respectfully refers to its response to Comment 2 above.

Comment 15: Please revise throughout the SAI any references to asset segregation or earmarking of assets for purposes of Section 18 of the 1940 Act as may be necessary in light of Rule 18f-4 under the 1940 Act.

[7]

See Division of Investment Management, Staff Statement on Funds Registered Under the Investment Company Act Investing in the Bitcoin Futures Market (May 11, 2021), https://www.sec.gov/news/public-statement/staff-statement-investing-bitcoin-futures-market.

Anu Dubey April 4, 2023 Page 10

Response: Comment accepted.

Signature Page

Comment 16: Please file as an exhibit to Registrant’s registration statement a certified copy of the resolution of the Registrant’s Board of Trustees authorizing the registration statement to be signed pursuant to a power of attorney. See Rule 483(b) under the Securities Act of 1933, as amended.

Response: The Registrant filed a certified copy of the resolution of the Registrant’s Board of Trustees authorizing the registration statement to be signed pursuant to a power of attorney as Exhibit (j)(2) to Post-Effective Amendment No. 348 to the Registrant’s registration statement on March 20, 2023.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:        Ryan G. Leshaw, Pacific Investment Management Company LLC

Timothy Bekkers, Pacific Investment Management Company LLC

Sonia Bui, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP